Filed pursuant to Rule 424(b)(3)
File No. 333-265533

PROSPECTUS SUPPLEMENT (To Prospectus dated September 26, 2022, as supplemented by the Prospectus Supplement dated August 22, 2023)	August 16, 2024

Oxford Square Capital Corp.

$150,000,000
Common Stock

This prospectus supplement contains information which amends, supplements and modifies certain information contained in the prospectus dated September 26, 2022 (the “Base Prospectus”) as supplemented by the prospectus supplement dated August 22, 2023 (the “Prior Prospectus Supplement”, and together with this prospectus supplement and the Base Prospectus, the “Prospectus”), which relate to the sale of shares of common stock of Oxford Square Capital Corp. (the “Company”) in an “at-the-market” offering pursuant to an Amended and Restated Equity Distribution Agreement dated August 16, 2024 (the “Amended Equity Distribution Agreement”), with Lucid Capital Markets, LLC and Ladenburg Thalmann & Co. Inc. (the “Distribution Agents”).

This prospectus supplement supersedes the Prior Prospectus Supplement to the extent it contains information that is different from or in addition to the information in the Prior Prospectus Supplement. Unless otherwise indicated, all other information included in the Prior Prospectus Supplement that is not inconsistent with the information set forth in this prospectus supplement remains unchanged.

You should carefully read the entire Prospectus before investing in our common stock. You should also review the information set forth under the “Risk Factors” section beginning on page 7 of the Base Prospectus and in our subsequent filings with the Securities and Exchange Commission (the “SEC”) that are incorporated by reference into the Prospectus, before investing.

The terms “Oxford Square,” the “Company,” “we,” “us” and “our” generally refer to Oxford Square Capital Corp.

PRIOR SALES PURSUANT TO THE “AT THE MARKET” OFFERING

From August 1, 2019 to August 15, 2024, we sold a total of 8,121,182 shares of common stock pursuant to the “at-the-market” offering. The total amount of capital raised as a result of these sales of common stock was approximately $29.3 million and net proceeds were approximately $29.0 million, after deducting Ladenburg Thalmann & Co. Inc.’s commissions and offering expenses.

UPDATE TO “AT-THE-MARKET” OFFERING

On August 16, 2024, the Company and Distribution Agents entered into the Amended and Restated Equity Distribution Agreement dated August 16, 2024 which adds Lucid Capital Markets, LLC as a Distribution Agent thereunder.

All references to Ladenburg Thalmann & Co. Inc. in the Prior Prospectus Supplement shall be deemed to refer to Lucid Capital Markets, LLC and Ladenburg Thalmann & Co. Inc. as Distributions Agents, unless otherwise stated in this prospectus supplement or unless context requires otherwise.

PLAN OF DISTRIBUTION

The Distribution Agents are acting as our sales agents in connection with the offer and sale of shares of our common stock pursuant to the Prospectus. The Amended Equity Distribution Agreement provides that we may offer and sell shares of our common stock having an aggregate offering price of up to $150,000,000, inclusive of amounts sold pursuant to the prior equity distribution agreement, dated August 1, 2019, as amended by amendment no. 1 thereto, dated August 22, 2023, from time to time through our Distribution Agents. As of August 15, 2024, we have sold 8,121,182 shares of our common stock for total proceeds of approximately $29.3 million. Upon written or oral instructions from us, the Distribution Agents will use their commercially reasonable efforts consistent with their sales and trading practices to sell, as our sales agents, our common stock under the terms and subject to the conditions set forth in our Amended Equity Distribution Agreement.

We will instruct one or both Distribution Agents as to the amount of common stock to be sold by them. We may instruct the Distribution Agents not to sell common stock if the sales cannot be effected at or above the price designated by us in any instruction. The sales price per share of our common stock offered by the Prospectus, less the Distribution Agents’ commissions, will not be less than the net asset value per share of our common stock at the time of such sale. We or the Distribution Agents may suspend the offering of shares of common stock upon proper notice and subject to other conditions.

Sales of our common stock, if any, under the Prospectus may be made in negotiated transactions or transactions that are deemed to be “at the market,” as defined in Rule 415 under the Securities Act, including sales made directly on the NASDAQ Global Select Market or similar securities exchange or sales made to or through a market maker other than on an exchange at prices related to the prevailing market prices or at negotiated prices.

The Distribution Agents will provide written confirmation of a sale to us no later than the opening of the trading day on the NASDAQ Global Select Market following each trading day in which shares of our common stock are sold under the Amended Equity Distribution Agreement. Each confirmation will include the number of shares of common stock sold on the preceding day, the net proceeds to us and the compensation payable by us to the Distribution Agents in connection with the sales.

The Distribution Agents will receive a commission from us equal to the lesser of (i) 2.0% of the gross sales price per share from such sale and (ii) the difference between the gross sale price per share from such sale and our most recently determined net asset value per share, with respect to any shares of our common stock sold through the Distribution Agents under the Amended Equity Distribution Agreement. We estimate that the total expenses for the offering, excluding compensation payable to the Distribution Agents under the terms of the Amended Equity Distribution Agreement, will be approximately $185,000.

Settlement for sales of shares of common stock will occur on the trading day following the date on which such sales are made, or on some other date that is agreed upon by us and the Distribution Agents in connection with a particular transaction, in return for payment of the net proceeds to us. There is no arrangement for funds to be received in an escrow, trust or similar arrangement.

We will report at least quarterly the number of shares of our common stock sold through the Distribution Agents under the Amended Equity Distribution Agreement and the net proceeds to us.

In connection with the sale of the common stock on our behalf, the Distribution Agents may each be deemed to be an “underwriter” within the meaning of the Securities Act, and the compensation of the Distribution Agents may be deemed to be underwriting commissions or discounts. We have agreed to provide indemnification and contribution to the Distribution Agents against certain civil liabilities, including liabilities under the Securities Act.

The offering of our shares of common stock pursuant to the Amended Equity Distribution Agreement will terminate upon the earlier of (i) the sale of the dollar amount of common stock subject to the Amended Equity Distribution Agreement or (ii) the termination of the Amended Equity Distribution Agreement. The Amended Equity Distribution Agreement may be terminated by us in our sole discretion with respect to one or both Distribution Agents under the circumstances specified in the Amended Equity Distribution Agreement by giving notice to the applicable Distribution Agent. In addition, either Distribution Agent may terminate its participation in the Amended Equity Distribution Agreement under the circumstances specified in the Amended Equity Distribution Agreement by giving notice to us.

Potential Conflicts of Interest

         The Distribution Agents and their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The Distribution Agents and their affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses, including acting as underwriters for our securities offerings. In the ordinary course of their various business activities, the Distribution Agents and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and such investment and securities activities may involve securities and/or instruments of our company. The Distribution Agents and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

The principal business address of Lucid Capital Markets, LLC is 570 Lexington Avenue, 40th Floor, New York, NY 10022, and the principal business address of Ladenburg Thalmann & Co. Inc. is 640 Fifth Avenue, 4th Floor, New York, New York 10019.